Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

FACT SHEET: “The Details and the Numbers”

HEADLINE: Focused on the Future

SIDEBAR: The world is changing. — For nearly a century, the Entergy operating companies have pursued a reliable, capable electric grid to serve our communities. But what our society demands of the electric grid today is not what the grid was designed and built for. Entergy Corporation (Entergy) and ITC Holdings Corp. (ITC) have proposed a solution—one designed to ensure not just the quantity, but the reliability, diversity and security of energy in our region. It is a powerful solution that will deliver results for our customers, our employees and our communities. Pending regulatory approvals and other closing conditions, Entergy will separate its transmission business and merge it with the nation’s first, largest, and only publicly-traded independent transmission system company—ITC—creating the foundation of the future grid in the nation’s mid-South.

The Rationale for this Transaction

Substantial and mandatory capital spending requirements are on the horizon for the entire utility industry. Distribution and transmission infrastructures must be maintained and upgraded to meet reliability requirements and customer demand. Mandatory compliance spending requirements have increased in recent years and are expected to grow even more with costs to comply with increased North American Electric Reliability Corporation standards. Pending environmental regulations will likely result in costs to upgrade certain environmental systems on generation facilities and drive potentially significant investments in renewable or clean fossil generation.

Within the United States, projected capital investment in the electric utility industry could range from $1.5 trillion to $2 trillion between 2012 and 2030. Utility companies are responding to the increased spending requirements in different ways, including seeking new regulatory constructs or consolidation, or through an independent transmission company model such as this transaction.

The independent transmission company model is one that Entergy has been discussing since the late 1990s. Entergy has been looking for the right structure, the right time and the right counterpart. This transaction provides all three. ITC will address the transmission system needs of the region to support efficient infrastructure investment by improving access to capital for the transmission business. Combining the best practices of both companies—including the ITC transmission-only model and Entergy employees’ knowledge of our system—will benefit overall transmission system performance.

The Transaction is Seamless for Customers

Entergy’s retail customers will continue to be customers of Entergy utilities and will receive the same high quality service from their local utilities. Entergy’s utility companies will continue to own and operate the local distribution and generation assets. ITC plans to retain Entergy employees in the region, enabling the people who tend to the day-to-day needs of the transmission system to continue to do so in the future. ITC and Entergy will leverage their combined expertise to ensure that customers in the Entergy territory continue to enjoy world-class storm response.

Leadership for the Combined Company

ITC’s management team will lead the new transmission business. Certain former leadership from the Entergy transmission business will join the ITC management team, which will help to ensure a successful transition and continuity of operations, ITC’s board of directors will appoint two new directors to the board with industry knowledge and familiarity with the Entergy region.

Transaction Mechanics: The Fundamentals of a Reverse Morris Trust

The separation and merger of Entergy’s transmission business into ITC is being transacted through a Reverse Morris Trust, a tax-free structure that allows for a division or portion of a company to be spun off and merged into another company in a stock-for-stock exchange.

Upon the transaction close, Entergy shareholders, not Entergy Corporation, will receive ITC stock and will own 50.1% of the combined company. The same rules regarding ITC stock ownership by a market participant apply to all shareholders, including Entergy shareholders that receive ITC stock upon the transaction close.

In addition, Entergy employees that become ITC employees will have to divest of any direct financial interest in a market participant and will be precluded from investing in them going forward, just like current ITC employees.

Transaction Benefits: Why Was This Structure Chosen?

In many utility sales situations, the rate base increases as a result of the tax treatment of the assets and the business. In this case such a step-up will not occur, making the transaction a very tax-efficient structure for customers and shareholders. There will be no change in the rate base used to set rates charged to customers because the transmission assets transfer to ITC at their net book value at the time the transaction closes. Entergy shareholders will have the opportunity to share in the future growth and performance of the combined company. ITC shareholders will benefit from greater future growth opportunities resulting from the increased scale of their company. The transaction reinforces the independent transmission model, preserves the credit of both ITC and Entergy, and does not affect ITC’s independence.

Details About the Transaction

Why ITC is right, right now.

As the electricity industry seeks ways to meet rising capital investment requirements, the Entergy-ITC transaction is a smart solution. It yields two strong companies with the strength and expertise needed. It places Entergy’s transmission businesses in the hands of a proven, world-class operator. And it introduces a proven corporate citizen to the mid-South region. To learn more, please visit the online resources listed below.

For More Information: Extensive additional information is available online

ITC Holdings Website: ITCTransco.com | Upgrading the U.S. Electrical System: ModernizeTheGrid.com

Transaction Information and Updates: Entergy.com/TransmissionMerger

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q, and other filings made by Entergy with the SEC; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the proxy statement/prospectus included in the registration statement on Form S-4 that was filed by ITC Holdings Corp. (“ITC”) with the SEC in connection with the proposed transaction) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (“TransCo”) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC. This registration statement was declared effective by the SEC on February 25, 2013. ITC mailed the proxy statement/prospectus to its shareholders on or about February 28, 2013. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement/prospectus, prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

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